CHINA YIDA HOLDING, CO.
28/F Yifa Building
No. 111 Wusi Road
Fuzhou, Fujian, P. R. China, 350003

September 14, 2012

Via EDGAR
Attn: Ms. Kathleen Krebs, Special Counsel
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0302

Re:            China Yida Holding, Co.
Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2011
Amendment No. 1 to Form 10-Q for the Fiscal Period Ended March 31, 2012
Filed July 26, 2012
Form 10-Q for the Fiscal Period Ended June 30, 2012
Filed August 13, 2012
Response dated August 21, 2012
File No. 001-34567

Dear Ms. Krebs,

We are in receipt of the comment letter issued by the United States Securities and Exchange Commission dated August 31, 2012 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by our responses:

Amendment No. 2 to Form 10-K

“We have a contractual relationship with Fujian Jiaoguang Media…,” page 19

1.
We note your response to comment 1 from our letter dated August 6, 2012. Please tell us why Fujian Jiaoguang continues to incur expenses (as noted in your response). In future filings, including your next Form 10-Q, please expand this risk factor to clearly state that Fujian Jiaoguang has current assets and liabilities and explain why. Your revised disclosure should also address the risk that, as a result of Fujian Jiaoguang being a variable interest entity instead of a directly owned subsidiary, you may face increased risks associated with the possession, security and control over the chops for this entity and control over the individuals who may have access to its bank accounts.

Response:
Although Fujian Jiaoguang is no longer generating revenues, it continues to incur expenses to maintain its business status as a corporate entity.  As mentioned in our previous response, Fujian Jiaoguang is a variable interest entity subject to consolidation into the Company and fully controlled by the Company’s management.  Therefore, expenses incurred at Fujian Jiaoguang had been included in the Company’s audited consolidated statement of income and comprehensive income.  We will properly expand this risk factor in future filings as instructed by the Staff.

Yunding Park, page 6

2.
We note your response to comment 3 from our letter dated August 6, 2012. Please confirm that you will revise your disclosure in future filings to clarify that there is no agreement between Hong Kong Yi Tat and Fujian Yida regarding payment or entitlement to revenue under the Tourist Destination Cooperative Agreement or any other agreement.

Response:
We hereby confirm that we will revised our disclosure in future filings to clarify that there is no agreement between Hong Kong Yi Tat and Fujian Yida regarding payment or entitlement to revenue under the Tourist Destination Cooperative Agreement.

Form 10-Q for the Fiscal Period Ended June 30, 2012

Bank Loans, page 31

3.
We note that the company has obtained an additional loan from China Minsheng Banking Corp., Ltd. for approximately $1.59 million, and it appears that it has increased the size of its prior loan from China Minsheng Banking Corp, Ltd. to $9.35 million (from approximately $6.10 million on March 31, 2012). Please file these loan agreements and amendments to the loan agreements, if applicable, as exhibits to an amendment to your Form 10-Q. In addition, please confirm your understanding of the company’s ongoing requirement to file its material contracts. Refer to Item 601(b)(10) of Regulation S-K as well as comment 49 of our letter dated August 2, 2011, comment 38 of our letter dated September 22, 2011, comment 23 of our letter dated April 24, 2012, and comment 13 of our letter dated June 14, 2012.

Response:
We have included herein the loan agreement between Yida (Fujian) Tourism Group Limited and China Minsheng Banking Corp., Ltd. for 10 million RMB, set forth in Exhibit A. We will file an amendment to our Form 10-Q for the period ended June 30, 2012 to include such agreement as exhibit by Wednesday, September 19, 2012.

We acknowledge that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CHINA YIDA HOLDING, CO.

By:	/s/ Minhua Chen
Name:	Minhua Chen
Title:	Chief Executive Officer

Exhibit A

Yida (Fujian) Tourism Group Limited Loan Agreement

Borrower/Party A: Yida (Fujian) Tourism Group Limited
Lender/Party B: China Minsheng Banking Corp, Ltd., Fuzhou Branch

Type of loan: Short-term loan

Amount of loan: RMB 10 million

Purpose of loan: Company operating expenses

Loan period: 6 months

Interest: 8% per annum

Loan service charge: 1.2%

Repayment schedule: Lump sum payments by payment due date

Jurisdiction:  Laws of China

Dispute:
If there is any dispute between the parties, either party can resolve the dispute by the courts of Fuzhou City.

Date of the Agreement: April 19, 2012